[LETTERHEAD OF KPMG PEAT MARWICK LLP]



Board of Directors
Hardin Bancorp, Inc.

     We consent to the incorporation by reference in the Registration Statement on Form S-8 of Hardin Bancorp, Inc. (the "Company") 1995 Stock Option and Incentive Plan of our report dated May 24, 1996, relating to the consolidated balance sheets of the Company as of March 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1996, which report appears in the Company's Annual Report on Form 10-KSB for the fiscal year-ended March 31, 1996 filed pursuant to the Securities Exchange Act of 1934, as amended. Our report refers to a change in the method of accounting for certain investments in debt and equity securities.


          KPMG Peat Marwick LLP


Kansas City, Missouri
March 28, 1997